UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

TAL EDUCATION GROUP
(Name of Issuer)

American Depository Shares
Each representing two (2) Class A Shares of Common Stock Par Value $0.001 Per Share
(Title of Class of Securities)

874080104
(CUSIP Number)

October 22, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874080104	13G	Page of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 529,850 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 529,850 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,850 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 874080104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 529,850 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 529,850 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,850 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 874080104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sigma Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 510,000 (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 510,000 (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ 510,000 (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3% (b) (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 874080104	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,039,850 (a) (b) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,039,850 (a) (b) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,850 (a) (b) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7% (a) (b) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

TAL Education Group

Item 1(b)	Address of Issuer's Principal Executive Offices:

18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People's Republic of China

Item 2(a)	Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to American Depository Shares (“ADS”), each representing two (2) shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to ADS beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; (iii) Sigma Capital Management, LLC (“Sigma Management”) with respect to ADS beneficially owned by Sigma Capital Associates, LLC (“Sigma Capital Associates”); and (iv) Steven A. Cohen with respect to ADS beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, Sigma Management and Sigma Capital Associates.

SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management and Steven A. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address or Principal Business Office:

The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; and (ii) Sigma Management is 540 Madison Avenue, New York, New York 10022.

Item 2(c)	Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership.  SAC Capital Advisors Inc. is a Delaware corporation.  Sigma Management is a Delaware limited liability company.  Mr. Cohen is a United States citizen.

Item 2(d)	Title of Class of Securities:

American Depository Shares, each representing two (2) shares of Class A Common Stock.

Item 2(e)	CUSIP Number:

874080104

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the shares of Class A Common Stock issued and outstanding as of October 19, 2010 as reported on the Issuer's Prospectus on Form 424B4 filed with the Securities and Exchange Commission by the Issuer on October 20, 2010.

As of the close of business on October 29, 2010:

1. S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: 529,850 (a)
(b) Percent of class: 4.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 529,850 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 529,850 (a)

2. S.A.C. Capital Advisors, Inc.
(a) Amount beneficially owned: 529,850 (a)
(b) Percent of class: 4.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 529,850 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 529,850 (a)

3. Sigma Capital Management, LLC
(a) Amount beneficially owned: 510,000 (b)
(b) Percent of class: 4.3% (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 510,000 (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 510,000 (b)

4. Steven A. Cohen
(a) Amount beneficially owned: 1,039,850 (a) (b)
(b) Percent of class: 8.7% (a) (b)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 1,039,850 (a) (b)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 1,039,850 (a) (b)

 (a) The number of shares reported herein are American Depository Shares, each of which represents two (2) shares of Class A Common Stock, held by SAC Capital Associates.  The percentages are calculated based upon the amount of shares of Class A Common Stock issued and outstanding.

 (b) The number of shares reported herein are American Depository Shares, each of which represents two (2) shares of Class A Common Stock, held by Sigma Capital Associates.  The percentages are calculated based upon the amount of shares of Class A Common Stock issued and outstanding.

SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management, and Mr. Cohen do not directly own any ADS nor any shares of Class A Common Stock.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates.  SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP.  Pursuant to an investment management agreement, Sigma Management maintains investment and voting power with respect to the securities held by Sigma Capital Associates.  Mr. Cohen controls each of SAC Capital Advisors Inc. and Sigma Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 529,850 (a) ADS (constituting approximately 4.4% (a) of the shares of Class A Common Stock issued and outstanding); and (ii) Sigma Management and Mr. Cohen may be deemed to beneficially own 510,000 (b) ADS (constituting approximately 4.3% (b) of the shares of Class A Common Stock issued and outstanding).  Each of SAC Capital Advisors LP, SAC Capital Advisors Inc., Sigma Management, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2010

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

SIGMA CAPITAL MANAGEMENT, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person